Con Edison Company of New York, Inc.

Exhibit 12.2

Ratio of Earnings to Fixed Charges

(Millions of Dollars)

	For the Nine Months Ended September 30, 2008	For the Twelve Months Ended December 31, 2007	For the Nine Months Ended September 30, 2007
Earnings
Net Income for Common	$590	$844	$659
Preferred Stock Dividend	9	11	9
(Income) or Loss from Equity Investees	—	(2)	(1)
Income Tax	300	392	304
Pre-Tax Income from Continuing Operations	$899	$1,245	$971
Add: Fixed Charges*	379	487	364
Subtract: Pre-Tax Preferred Stock Dividend Requirement	—	—	—
Earnings	$1,278	$1,732	$1,335
* Fixed Charges
Interest on Long-term Debt	$335	$411	$304
Amortization of Debt Discount, Premium and Expense	12	17	13
Other Interest	16	39	32
Interest Component of Rentals	16	20	15
Pre-Tax Preferred Stock Dividend Requirement	—	—	—
Fixed Charges	$379	$487	$364
Ratio of Earnings to Fixed Charges	3.4	3.6	3.7